Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross announces sale of shares of White Gold

 (All dollar amounts are expressed in Canadian dollars, unless otherwise noted.)

Toronto, Ontario, July 25, 2025 – Kinross Gold Corporation (“Kinross” or the “Company”) (TSX: K, NYSE: KGC) announced today that it has sold an aggregate of 23,681,160 common shares of White Gold Corp. (“White Gold”) representing all of the common shares held by Kinross. The shares represent approximately 12% of the outstanding White Gold common shares. The shares were sold at an average sales price of $0.29 (excluding commission), representing an aggregate sale price of $6,869,905.51.

A copy of the early warning report filed by Kinross in connection with the investment will be available on White Gold’s profile on SEDAR+ at www.sedarplus.ca. Alternatively, you may contact Luke Crosby, Senior Vice President, General Counsel and Corporate Secretary at 647-788-4478 to obtain a copy of the report. Kinross is organized under the laws of the Province of Ontario and its head office is located at 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5. White Gold’s head office is located at 82 Richmond Street East, Toronto, Ontario, M5C 1P1.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

samantha.sheffield@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 647-365-2854

investorrelations@kinross.com

Source: Kinross Gold Corporation

www.kinross.com